Filed by IAC/InterActiveCorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Vimeo Holdings, Inc.

Vimeo, Inc.

Registration No. 333-251656

Date: March 26, 2021

The following are excerpts from the transcript of the IAC/InterActiveCorp and Vimeo, Inc. 2021 Investor Day presentation held on March 24, 2021.

Matt Anchin – VP, Communications

Good morning, and thank you for joining us today for Vimeo's very first investor day. I'm Matt Anchin, Head of Communications, and we're excited to kick things off.

Before we get started, we need to address some housekeeping items. First, I'd like to remind everyone today will be recorded. This recording will be provided for playback on the IAC Investor Relations site, along with the slides that we're going to be using.

Second, we may discuss Vimeo's outlook and future performance. These forward-looking statements typically may be preceded by words such as we expect, we believe, we anticipate or similar such statements. These forward-looking views are subject to risks and uncertainties, and our actual results could differ materially from the views expressed today. Some of these risks have been set forth in the registration statement filed by IAC with the SEC.

Third, we may discuss the proposed spin-off of Vimeo from IAC. As we've previously disclosed, we are targeting a completion date of early Q2. This transaction is subject to IAC shareholder approval and other contingencies. We refer you to IAC and Vimeo's draft registration statement on file with the SEC for more details about the spin-off and Vimeo's financial performance for full year 2020.

We have also provided information regarding certain key metrics and non-GAAP financial measures. Additional information can be found in IAC's filings with the SEC. We refer you to the related presentation materials as well as the registration statement filed by IAC for all comparable GAAP measures and full reconciliations of all material non-GAAP measures.

Now with those housekeeping items out of the way, I'd like to share today's agenda. First, Anjali Sud, Vimeo's CEO, will take us through the vision for Vimeo and the opportunity before us. Then you'll hear from Mark Kornfilt, Vimeo's President and CPO, about how Vimeo solves the video needs of businesses today and our innovations for tomorrow. Next will be Josh Normand, our sales leader, in conversation with 3 of our customers: Deloitte; Nike; and fitness company, Les Mills, to share how Vimeo's tools are making meaningful contributions to their businesses. Anjali will then be back to provide a deeper dive into Vimeo itself, our leadership, our growing team and our culture of operational excellence. Finally, you'll hear from Narayan Menon, our CFO, who will review key metrics and our financials.

I'm excited to now kick off our Investor Day presentations, being produced and livestreamed using Vimeo's platform, that will be followed by our Q&A. This is our full schedule, and we plan to finish up around noon Eastern. Again, welcome to Vimeo's first investor day.

(presentation)

Anjali Sud – Vimeo, Inc. – CEO

Good morning. I'm Anjali Sud, CEO of Vimeo. As you just saw, at Vimeo, we believe deeply in the power of video, and I'm thrilled to welcome you to our first investor day, powered by video and by our technology.

Now I'm going to assume that most of you tuning in did not make it through our 400-page S-4 filing, so you probably missed the little paragraph on Page 140 about who we are. Well, Vimeo is a unique company. We're both an established global platform with 16 years of industry leadership, and we're also a 3-year old enterprise software start-up. In 2017, we executed a bold pivot. We went from being a place to watch videos to a technology solution for every business in the world, from the ad-free alternative to YouTube to a B2B SaaS company. We could do this because we have the perfect foundation, a tested and scalable platform, a trusted brand, over a decade of video expertise and a vision that the future of business will be fueled by video.

Over the last 3 years, we've moved aggressively to build innovative products and a full-suite solution that, today, is serving the video needs of the smallest business, all the way up to the largest enterprise. The pandemic surprised us a bit and certainly accelerated our market by a few years, but it's only reinforced our view that video, as a medium, is at an inflection point that will transform how businesses operate.

So let's talk about that medium. For more than a century, video was largely a form of entertainment. Producing video required huge budgets and professional crews and was confined to the hands of filmmakers and Hollywood studios. Fast-forward to the last few years when social media and iPhones changed the game, suddenly, video became a ubiquitous form of personal expression in the hands of our families and friends.

Today, we're witnessing the next era of video as the cornerstone of business communication. The pandemic forced businesses to embrace video to reach their customers and employees, accelerating adoption by years. And the results are profound. When businesses use video, knowledge is shared, connections are made, understanding is improved, brands get built, teams work better and economies move forward. The world has now seen what we have long believed that video is essential for business. This is where Vimeo comes in.

We're on a mission to enable professional quality video for all. Why does this matter? Because for most people and most businesses today, video is too hard to be an effective tool. The process of producing beautiful content, publishing across platforms and driving engagement and action is super complex. It's expensive. It's time-consuming. It requires too many people, too many steps and too many different pieces of software. And this is true for any size business, for even the largest organizations. Managing and organizing video content in one place where it's easily discoverable by your employees should be easy, but it's not. So very few do it. This is Vimeo's opportunity. We believe that we can make professional quality video easy with an all-in-one software solution that our simple, powerful tools can radically lower the barriers for any business to create, collaborate and communicate with video. We believe this because we're seeing it.

Every day, more businesses are using us in new ways. A Fortune 500 company can reach and engage its employees across thousands of stores, from town halls to training. A marketer in Georgia can collaborate with his globally distributed team to build and promote products, all from a single account. A New York-based yoga studio can launch its own video channel to stream classes in a matter of minutes, expanding its customer base overnight. And an entrepreneur in Berlin can promote her interior design site on Instagram with professional-looking videos she creates on her phone in a few clicks. These customers come to Vimeo, first and foremost, because of our product, because we offer an all-in-one software solution with a level of quality, effectiveness and ease that our customers say they can't find elsewhere. And so we have a business that couples a great product with some exciting advantages, a large market with significant tailwinds, clear momentum driven by product market fit, enterprise software that is discovered and sold at consumer scale, a freemium model that is self-propelling and a unique defensible position. I'll go through each of these in turn.

First, in terms of our market. The pandemic has shown us that our TAM is larger than we thought, potentially every professional team and organization in the world. Every entrepreneur, every marketer, every knowledge worker can and should use professional quality video. Today, we serve 1.5 million subscribers, a tiny sliver of this market. Our opportunity is to serve the over 300 million SMBs and over 1 million large enterprises globally as their de facto video software provider. By 2024, we estimate our market to be $70 billion with the penetration of video among businesses still well under 50%. We think of this market in terms of decades, not years.

The key to unlocking this market is to make professional video accessible, to boil down its power into a single solution that is so simple and convenient that any business can use it. We have that solution. We've spent the last 16 years building the deepest, broadest product suite and professional video software. And we know we have product market fit because, since the pandemic, the market has come to us. You can see the rapid adoption of our software in these charts. Today, we're serving businesses at scale across diverse use cases, from recording and uploading video messages, to livestreaming town halls, to creating marketing videos. Question is whether these use cases are here to stay, and we believe unequivocally that they are, that the pandemic has prominently changed behavior. And that once a business experiences the power of video, they'll continue to use it. And we have a solution that puts that power in the hands of millions.

One of our biggest advantages is a self-propelling freemium funnel. We operate at significant scale, starting with over 200 million free registered users. Within that base, 1.5 million users are subscribers paying to access our advanced tools, typically at an ARPU of over $150. From there, over 3,000 customers are on enterprise-level contracts, facilitated by a salesperson with an ARPU that's over 100x higher than our self-serve subscribers. What makes this funnel self-propelling is the fact that 60% of our paying customers start by using our product for free before converting, and the most exciting part is that they do this on their own. They become paying subscribers without ever speaking to customer support or going through a salesperson.

We also have a clear opportunity to identify and nurture enterprise leads from directly within our free user base. Today, 65% of our enterprise customers start as free or self-serve subscribers before raising their hand to speak to a salesperson, and this is happening naturally versus intentionally. We know that over 65% of Fortune 500 companies are on Vimeo with a paid plan with some paying us as little as $7 per month. So we're sitting on a massive growth lever to connect these Fortune 500 companies with the right products and tools to introduce them to our enterprise solution.

Another unique advantage is that our adoption is driven by a virtuous cycle of users collaborating on and sharing videos. It starts with the creation of content. Our users are adding nearly 300,000 new videos to our platform daily. These videos ultimately get published across the Internet, on social media, embedded on websites, shared via private links and hosted on company portals. For each of these shares, that video is exposed to more viewers and collaborators. And each time that happens, someone new experiences part of our platform. They see the Vimeo expands each time our users share videos. Our video player is embedded on millions of websites and it's powered over 100 billion views. That's a powerful loop back to Vimeo.

Finally, we have other advantages that we believe are long-term differentiators: our proprietary video technology optimized over years and billions of videos; our ability to power video everywhere and distribute across platforms, from websites, to social media, to marketplaces; our ability to provide a single all-in-one solution versus cobbling together multiple providers; our scale, both in users and in the data we collect, on video performance across the web; a brand that is trusted and synonymous with professional quality backed by a friendly UX; and finally, a world-class creative community from Oscar- and Emmy-nominated filmmakers to the next generation of storytellers. Above all, our biggest differentiator must always be our product. It all comes down to our ability to build solutions for our customers that solve their problems in fundamental ways.

Our Chief Product Officer, Mark, is here to talk about that solution next.

Mark Kornfilt – Vimeo, Inc. – President & CPO

Good morning. As Anjali said, we're going through a revolution in the world of video, one that has brought the medium to the forefront of communication tools used by businesses. This recent shift has created needs that no platform has solved holistically until we did. At Vimeo, we went from serving the needs of video creators who host their video in beautiful HD quality and embedded on their website with our ad-free player, to small businesses and enterprises that need to communicate with their customers and employees using video. Their needs go from creating video ads for social media to using video as their storefront and hosting virtual events. Most of these needs are common to every business with larger enterprises also using video for internal communication to increase employee productivity, for example, with town halls, onboarding, training and recruitment videos.

But as many of you know, professional quality video is still too hard. I'll give you some examples. Let's say you're a small business owner, and you want to make a product demo for your website or an Instagram ad for an upcoming sale. The average professionally produced video would take you weeks to make and would cost thousands of dollars. You need to hire a crew to produce, shoot and edit, or you can try to shoot content on your phone, but you won't be able to stitch together multiple shots and add your branding, music, voiceover and cool motion graphics. It just won't feel professional when it should, because on the Internet, every business has to act like a big business, which means everyone needs high-quality video.

Finally, even the largest, most modern companies today struggle with video. Very few are able to make their events, marketing and training programs engaging despite investing significant resources. Producing a live event requires expensive hardware and a professional production team. Town halls feel low budget and low tech. Webinars like interactivity and engagement, and there is no centralized secure place where your employees can easily search for and access all this video content. So at Vimeo, over the last 3 years, we've decided to solve this. We've accelerated our efforts to build tools to unlock this massive addressable market we've been talking about. In 2021, we're moving even faster to innovate. This year, you'll see us launch new tools to make virtual events more engaging and easier to produce. We're going to radically simplify video management and collaboration within large organizations, and we'll expand our video-creation tools to help our users make more types of professional videos.

So how do we do all of this? We've evolved our platform to become an end-to-end solution that enables any business of any size to create, collaborate and communicate with video. For the first 13 years, we perfected the craft of video hosting and delivery. We built a best-in-class playback experience for audiences of all sizes, and we've optimized video delivery across devices, geographies, bandwidth and network performance. Our technology enables streaming of HDR video in up to 8K resolution, and we're at the forefront of adopting next-generation video codecs like HEVC and AV1, which use advanced data compression and state-of-the-art prediction techniques to increase video playback quality.

And from this platform, we built powerful APIs to enable us and others to innovate fast by leveraging our technology. This has allowed us in the last 3 years to build an all-in-one solution that enables video creation, whether that's recording your screen, making short marketing videos for social or streaming live, managing your videos and collaborating with your team and customers and communicating with customers and employees, whether that's generating leads for your business, broadcasting live to your company or to an audience of millions, or monetizing your content. And we've obsessed on making those tools simple and easy to use by anyone while keeping our uncompromising focus on beautiful, professional quality video.

Let's take a look at how these products helped 2 of our biggest customer types: SMBs and enterprises. SMBs generally find us through word of mouth by seeing our brand on a video player on someone's websites or by seeing our ads. The buyer is a small business owner or a marketer, and they come to us because they're looking for a way to increase their social presence, to create a promotional product video or to embed an existing video on their website. And they can do all of this while having complete control of their content, who sees it and how they see it. Because at Vimeo, we never put advertising on our users' content or drive traffic away from them. These SMBs might have never used video for their business before, but they know that video is more effective on social media. They start by using our free product to create their first video, and then they upgrade to our paid products as their needs increase.

Spoak Decor is one of these SMBs. It's a new online platform for interior designers of all skill levels. When they created the company in 2018, the founders needed to find the most visually rich way to connect with their customers and demystify their tools. They turned to Vimeo Create to make promotional videos for their Instagram and Facebook accounts.

Using our mobile app, the team at Spoak Decor is able to create promotional videos in minutes by getting started with one of the thousands of templates that we offer. They can customize the video by adding their brand logo, any custom colors, fonts and any other images or videos that they already have. Our AI will automatically select the best moments in this footage and weave them into the video, and then they publish their videos directly to their websites and on social channels, including Facebook, YouTube and Instagram with the press of a button.

With our analytics tool, they look at how their audience is watching their video, when they're dropping off and how their videos are performing across platforms, all from one central location. And when they measure the success of videos, they saw 35x higher engagement and 30% more sign-ups to their service compared to using static images. That's the power of video. So the reason SMBs choose us is that we can show a clear ROI with brilliantly simple, easy-to-use tools. With Vimeo, time, budget and technical expertise are no longer barriers.

Let's talk about enterprises next. Enterprises come to us to improve employee and customer communication. Typically, they find us through the organic content we produce or they're an existing self-serve user whose needs have become more sophisticated over time. The buyer is typically a Head of IT, a Head of Comms, a Head of HR or a CMO, and they come to us because they're looking for a way to livestream their internal town halls, to train and onboard employees, to organize their video content in a company-wide library and to host virtual events and webinars. They choose to work with us because we provide an integrated video software solution that enables video creation, collaboration and communication all from one place.

Our platform removes the need for downloading and paying for multiple software providers. Rite Aid is one of those enterprises. They're a global organization with over 50,000 employees and nearly 60 years in the retail business. They use Vimeo to drive engagement with their employees through livestreaming town halls, hosting virtual fireside chats, internal training and marketing demos. Before 2020, Rite Aid was focused on in-person meetings. And when the pandemic hit, their team had to move quickly to find the best way to connect with their employees in this new digital-first world. They chose Vimeo to reimagine workplace communication. With Vimeo, Rite Aid can easily go live to their workforce for company-wide meetings and training. Using a powerful studio software, they add graphics, like lower thirds, showing names and titles and making the content look like professionally produced TV-quality content. Employees log in to view a livestream with SSO and then view the content in a stunning, secure, company-wide video portal. During the livestreams, Rite Aid engages their teams with live Q&A, chat and polls. And after their live events, the video is automatically archived in the company's video library and discoverable on the internal portal for any future employee or those who've missed the event.

So enterprises choose Vimeo because we provide them with an all-in-one platform that eliminates the need for multiple point solutions, reducing overall costs because our video player delivers a best-in-class playback and livestreaming experience and because of our simple user experience that their employees want to use rather than need to use.

As you will have seen from these examples, we benefit from an extremely powerful go to market. Most of our users start getting value from our service by using our free tool, and we're one of the few enterprise tools that spreads like a consumer product within the business. As the needs of our users evolve, they opt in to our paid tiers, which offer an increasing amount of storage, functionality and privacy features as the price increases. And our Vimeo Enterprise tier encompasses the entire suite of features, solving for both internal and external communication use cases, along with increased security and dedicated support.

I'll end with our key tenets for everything that we build at Vimeo. We strive to provide our users with a simple, all-in-one, beautiful, quality video solution that is integrated within the existing workflows of our users. With this, I'll let you hear about all of this directly from our users and hand it over to our Head of Sales, Josh, who spoke with 3 of our customers.

Josh Normand – Vimeo, Inc. – SVP of Sales

Good morning. I'm Josh Normand, Senior Vice President of Sales at Vimeo. I'm thrilled to be joining you in Vimeo's first investor day. I recently sat down with 3 of our customers, so you could hear directly from them how they're building their brands, engaging their teams and driving their success by harnessing the power of video with Vimeo's help.

Joining me in conversation was Jean-Michel Fournier, CEO Media of Les Mills (sic) [Les Mills Media], a global fitness business with more than 7 million weekly active users taking classes online; Sam Adams, EKIN Experience Manager at Nike, where he is using video to help tell the stories behind Nike's legendary brand to frontline employees and retail partners; and Michael Weinstein, Global Multimedia Studio Lead at Deloitte, where he is using video to help engage their 330,000 global employees. Here are their stories.

So first off, I just want to point out, your businesses are all very different, right? And yet you've all turned to video as a medium for expression. So first, how are you using video today in those areas?

Michael Weinstein

How do you literally communicate to people across the world all at once? And the answer is video, either that's live, nearly live or on demand, but for example, internal town halls, hearing it directly from a person who's writing those reports, et cetera, versus just reading an e-mail about it, which is fantastic; internal trainings, things along those lines; compliance; HR videos, all that sort of thing that you would realize really a video communicates much more effectively. And I think that's only going to continue to grow in the future as well.

Sam Adams

Our real purpose is around engaging with our audiences and educating our audiences. So video really gives us that perfect platform to tell Nike stories, and we'll happily tell a story about the past, about current product we have in the marketplace or about future innovations that are coming. And yes, that's how we use it.

Jean-Michel Fournier

What we've done now with Vimeo was really around how do we leverage live streaming, how do we connect more and more our 140,000 fitness instructors to our millions of consumers. And the work we've done together was really amazing because, number one, the platform was very stable, but it was also feature-rich to be able to create this connection. And video, standard video, as you know, the connection is very hard to create. Through livestreaming and the work we've done, we were able to really help people to feel connected and to have -- to really leave stronger the purpose of Les Mills, which is continue to exercise, even if you are in a stressful moment.

Josh Normand – Vimeo, Inc. – SVP of Sales

Yes, makes sense. Has there been anything about video-centric approach that has surprised you with your adoption of video?

Michael Weinstein

Yes, absolutely. And I can kind of -- it's a great story from my last one. I was mentioning how it's connected people. And obviously, it's -- you're seeing some face. You're hearing them. You feel much more connected to someone via video versus text, et cetera. We had a bit of an internal campaign we called Inside the Executive Studio, which was a bit of a get to know the executive sort of video series. And this was actually right before the pandemic, but we literally get e-mails and calls from people saying, wow -- actually from the executives who were featured, saying it's so great people are coming up to me. They're mentioning on calls that they saw that, and they mentioned some facts about their upbringing, et cetera, and just how incredible that was. Just the true connecting power of video, I think, was a bit surprising just from that standpoint.

I mean, obviously, we know that there's great content out there. You can release reports, stats figures, all that sort of stuff, but the "human" element, I think, was really interesting to see that that's coming across.

Jean-Michel Fournier

We were talking about connection, how do you connect with people, specifically during this time. And livestreaming, what we've done with you guys, has been very important to create this connection. We've done one livestreaming, we had more than 25,000 people live doing a BODYPUMP class, and that was quite amazing around the feedback we were getting and how people want more live connection through a video platform.

Sam Adams

The big thing, I think, that surprised me was a lot of our partners weren't afraid of us coming to them with a new solution. We're like, "Hey, we're now going to work this way. We're going to pull all of our video on demand in this one place in our Vimeo system, and then we're going to also drive our live events through there as well our live streams."

And the tech teams, the operations teams on both sides we're very, very familiar and very ready to accept this new way of working and kind of embrace it. And it kind of benefits us, of course. It makes things easier, but it benefits them because we don't need to request or ask people to move away from their natural platform, where their payroll and for all their health and safety information might be. We can also then start linking in our Nike information into that one place, too.

Josh Normand – Vimeo, Inc. – SVP of Sales

Makes sense. So last question. We're certainly seeing that video is just at the early stages of adoption within the organization and the world in some ways. I'd be curious, just quickly, what are the ways -- any predictions about how you see your organization's use of video evolving in the future?

Jean-Michel Fournier

We do believe that we are going to see a hybridization between going to a live experience, a concert, going to a movie, going to your fitness club but continuing your video-on-demand experience. And the anytime, anywhere is going to be more important than ever. So for us, we are really working around this convergence between the physical and the video on demand to be sure it's fully integrated into the consumer experience.

Sam Adams

Any new technology we embrace has to make us getting our message to our audience easier, but it also has to make them feeding back to us easier as well. This can't just be us like announcing and broadcasting and then just stepping away. That's very kind of push. We don't just want to do that. We also want to hear back from them. So I think that will be -- we're already at that stage. But if that's the next step, it's how that two-way engagement can come in through this technology as well.

And then just in the terms of like the type of content that we will share, I think we'll actually see, especially from our side, a move away from featuring people. Like we'll start looking at animations and how are we telling stories that can be much more adaptable over a longer period of time. People come and go. People move roles. That face and that voice is sometimes not the most enduring thing, but we can shift in animation. We can change the look and feel. And I actually think we see that on a lot of video blogging sites now as well to shift away from the face and more shift into more flexible animation-type learning, which is really cool.

Michael Weinstein

Yes. So I think maybe just to kind of bring it back to what I was saying earlier on, I'll just echo that again is just we were a video-first company. And now maybe it's live first, maybe it's the idea of not just video, but, of course, you can watch it on demand after it's over. But live, like Sam mentioned before, two-way communication, the idea of having a Q&A box off the side where you can ask questions, things along those lines. I think is just -¬it's not going to go away. I think we're getting used to it now. There's an online meeting fatigue, people might say, but I think it's more the idea of just people are going to get used to that. They're going to get used to just quick, online, two-way communication through video. Because again, just people absorb much more content via video. They absorb it better. And I think it just makes more sense, too, with 5G, all those sorts of technology, things coming out now, too, we'll be able to expand that pipe that I was mentioning earlier for Internet traffic. And there's just going to be video literally everywhere.

Josh Normand – Vimeo, Inc. – SVP of Sales

Well, I think that's all the time we have. I want to thank all of you for taking the time to share your stories about video and its effectiveness and your experience with Vimeo. So thank you so much for taking the time today, and hope you all have a great day. Thank you.

Jean-Michel Fournier

Thanks, Josh.

Michael Weinstein

Thanks so much. See you.

Anjali Sud – Vimeo, Inc. – CEO

All right. Thanks, Josh, and thank you to our customers for sharing their experiences. From bringing fitness classes online, to connecting thousands of employees, to reinventing how to train frontline workers. It's conversations like these that give me even more conviction in our potential.

So now let's talk about how Vimeo operates as a company. I'm often asked what keeps me up at night, and my answer is not about existential risks like market demand or competition. What keeps me up at night is execution. So that's our focus in 2021: executing with excellence to be the video solution used by every business in the world. I believe that culture is a critical driver of business success, so we've been intentional at Vimeo about designing a culture and set of principles that best supports our mission and the kind of company we seek to be.

Our principles are here. We start with users. We ask why. We aim high. We own it, and we're real. These are not just nice-sounding words we put up on a plaque on our walls to feel good. They're institutionalized in our processes, from how we run our meetings, to how we model direct communication, to how we build scalable customer feedback loops, to how we hold each team and ourselves accountable for results. These principles enable us to be transparent, innovative and ambitious, and they directly contribute to our ability to drive long-term value.

The other critical driver of business success is our leadership team. I'm obviously biased, but this team rocks. We bring unique, relevant and diverse backgrounds to one decision-making table. When we decide to roll out a new product or go after a new market, we have founders, PhDs, engineers and marketers at the table. We have seasoned operators from SaaS companies much larger than us, and we have leaders from our direct competitors who choose Vimeo because they want to be on the winning team.

We've made 3 acquisitions in the last 5 years. Something I'm proud of is that we have founders from each of those companies still at Vimeo today. That's rare in tech and speaks to our ability to operate simultaneously as a fast-moving start-up and a world-class public company. In other words, we have the DNA, desire and determination to win.

Of course, leaders are nothing without high-performing teams. We're a product-driven company with over 700 employees, and nearly 50% of our workforce is in R&D. We're also increasingly a global and distributed workforce with 30% of our employees outside the U.S. in countries like Israel, India, Ukraine and the U.K. In particular, we pride ourselves on attracting the top engineering talent in video. Our engineers are leading experts in video delivery and playback technology, next-generation video codecs and video-based AI. They regularly contribute to open-source communities and renowned industry organizations. We also hold patents in areas from livestreaming to automated video creation, and we've been recognized for our innovation by the broader tech community, including being named the most innovative video company in the world by Fast Company. Our talent is a competitive advantage but only if we focus that talent on the right things.

In 2021, our team is laser-focused on 2 priorities: expanding in the enterprise and simplifying video for SMBs. Our first priority is to be the video solution used by every large organization. To do this, we'll both improve our existing enterprise product and launch new features to make video and Vimeo a daily habit among teams. This, coupled with scaling our sales force globally, will allow us to land more logos and better convert the corporate domains and teams in our existing user base to enterprise contracts. From there, we'll build repeatable, scalable motions to expand across an organization by penetrating more departments and increasing usage within departments.

Our second priority is to make video so simple that any small business can embrace it. To do this, we'll offer more video-creation tools for free, so we can introduce many more small businesses to video and ultimately convert them into paying subscribers. We'll maniacally improve our product suite, so small businesses can make more videos and better videos, faster, fewer clicks, lower budgets and less time. And we'll natively integrate our tools with more third-party platforms and marketplaces, from GoDaddy to MailChimp to Shopify, so we bring the power of video directly where businesses operate.

We're confident that our priorities are equally ambitious and achievable and most importantly that they're the right ones to set Vimeo up to be the long-term winner in this market.

Next, our CFO, Narayan, will walk you through how we're translating our vision, strategy and priorities into results. Thank you.

Narayan P. Menon – Vimeo, Inc. – CFO

Hello, everyone. Unlike the others, I don't have fancy videos or demos for you today, but I do have something that I think is even more exciting to share. I have some graphs and charts that really highlight the strength of the business and the results we have achieved that make Vimeo such a unique and fantastic business.

As you heard from Anjali, Vimeo has a huge opportunity in front of us. And our mission to enable professional quality video for all is very timely, and at the same time, extremely enduring in a world where everyone has embraced video, and digital adoption has significantly accelerated.

As Mark walked you through, we have the leading all-in-one video solution and the product vision and technology chops to deliver on that promise. You heard the conversation Josh had with our customers, from Nike, Deloitte and Les Mills, on how they are using our product and platform for real impact and growth of their businesses. And we have a leadership team that I'm extremely honored to be a part of and an incredibly talented group of 700-plus employees who are all laser-focused on the 2 priorities Anjali highlighted.

Now let me show you how all of these elements come together and translates into results for us. The debate whether video is a powerful and essential medium for communication is over. The pandemic has clearly shown that video is extremely effective, and, in fact, is essential for all businesses to reach their employees and customers and help grow their business. We have a large addressable market with over 1 million enterprises and over 300 million SMBs globally. This represents a potential TAM of about $70 billion. Of that, we currently have about 1.5 million subscribers. While that's a large number for any subscription business, the market penetration is still very, very low, highlighting the opportunity in front of us.

As you must have seen in our S-4 filing, our revenue grew 44% in 2020. Growth in Q4 was 54%. Our customer acquisition efficiency was high at 4.8x LTV to CAC in the fourth quarter of 2020. For our enterprise customers, the net revenue retention improved every quarter for the last 7 quarters, and it was at 113% in Q4. Also, most of our customers, north of 80%, are annual subscribers. All of our enterprise customers are on annual plans, and about 1/4 of our new customers signed up for multiyear plans last quarter.

Before we get into the financials, let me give you a quick overview of our products and our go-to-market motion. Most of our customers start as free users by registering with their e-mail address. We have over 200 million of those registered users. As they find more and more value from using our platform, they upgrade into a paid tier to become a paid subscriber. We have 4 main pricing tiers, and there are about 1.5 million subscribers in what we call our Self-Serve plans. If those subscribers or any potential customer want advanced features and capabilities like enterprise-class security, dedicated support or want to reach a large number of employees or viewers, they buy our enterprise solutions.

Now let's get into the details of the financials. We saw significant growth in revenue in both Self-Serve business as well as in our Enterprise business in 2020. Self-Serve grew 35% in 2020 and had a 40% growth rate in the last quarter of the year. This growth in revenue was driven by both increase in subscribers as well as an improvement in the average revenue we get from these subscribers. We will get into the details of that in the next few slides. Enterprise grew 89% in 2020 and had a growth rate north of 110% in the last quarter of the year. Here as well, the growth was driven by significant growth in our subscriber base and higher average revenue per user.

If we go one click below the revenue line, you can see that our subscriber growth significantly accelerated in 2020. Self-Serve subscribers grew 24%. As more and more businesses moved online last year, there was a significant acceleration of demand, and we are glad that we were able to help those customers who needed a video solution to help them sustain and grow their businesses. Many new features and capabilities that we rolled out last year, Vimeo Create being an example, also helped us attract more customers.

On the Enterprise side, the customer growth was north of 85%. While that growth rate is very impressive, we still have less than 4,000 of the 1 million large enterprises who we believe can benefit from the use of Vimeo. This, in my view, really highlights the opportunity in front of us.

Just as our subscriber base has grown, their engagement and the value they get out of Vimeo has also increased. This results in higher ARPU and higher NRR for us. As you can see for the Self-Serve customers, the average revenue per user has increased sequentially for the last 6 quarters. Over the last 3 years, it has increased by more than 40%. This increase is driven by both new customers choosing higher tiers for advanced capabilities as well as existing customers migrating or upgrading to higher tiers for the same reasons.

For our Enterprise customers, the net revenue retention has also increased sequentially every quarter and was above 110% for the last 2 quarters of 2020. This means that a cohort that joined us a year ago is now paying us more than what they paid us last year, even after adjusting for churn. This again shows how much benefit and value our users are getting from our platform.

The other part of the business model is our ability to attract new customers and the unit economics of acquisition. We measure this in terms of lifetime value of a customer as a multiple of the cost to acquire a customer. So an LTV to CAC of 2 would mean we get $2 of value over the lifetime of a customer for every dollar we spend to acquire 1.

Our LTV to CAC for both Self-Serve and Enterprise are quite high at almost 5x. Driving the high efficiency on the Self-Serve side of the business is our base of 200 million registered users who predictably upgrade to paid tiers. In addition, we continue to invest in our organic acquisition through SEO and continually optimize the efficiency of our paid marketing spend. In addition, our partnership and ecosystem strategy also helps us with acquiring new customers very efficiently.

On the Enterprise side, 65% of new enterprise customers are upgrades from existing Vimeo users, both free and self-serve customers. This makes the sales cycles faster and easier, thereby making the acquisition very efficient.

We, as a company, are extremely focused on unit economics, whether it is the unit economics of customer acquisition as measured in LTV to CAC that we just talked about or the unit economics of serving those customers as measured in gross margin percentage. Our gross margin percentage has gone up almost 10 percentage points in the last 6 quarters. And for the fourth quarter of 2020, it was at 70%. The growth in customers, the improved ARPU and NRR as well as the higher unit economics and customer acquisition and gross margins have all led to higher profitability, and we were adjusted EBITDA positive for the last 2 quarters of 2020.

And we have done all of this while continuing to invest in R&D as well as in sales and marketing. We plan to further increase our investment in R&D as we believe we have significant opportunities to address customer pain points and continue to be the technology leader in this space. In 2021, we are planning to invest in our technology platform, in virtual events, in expanding corporate video use cases and further developing the partnership and ecosystem capabilities.

On the other side, on sales and marketing. As you saw earlier, we are extremely focused on unit economics, and we will continue to invest more as long as we have high efficiency. We are significantly expanding our sales footprint globally, and we hired our first few sales leaders in APAC in the last 3 months. We are also growing our sales team here in the U.S. and in Europe by large numbers. We continue to invest in our SEO and organic acquisition efforts as well as in mobile marketing. Outside of these organic investments, we are closely monitoring the market for inorganic opportunities for growth and expect to be active in the corp dev and M&A space.

Looking back, 2020 was a very strong year for us with both subs and ARPU growing significantly, leading to a 44% growth in revenue. With the strong gross margin gains and improved unit economics, our adjusted EBITDA came in much stronger, and we had positive adjusted EBITDA in the last 2 quarters of the year.

Looking ahead, in the medium term, we believe we can continue to grow subs and ARPU at about 15% CAGR. Historically, we have said that we expect revenue growth to be in the 20% to 30% range. As Anjali mentioned in the last IAC earnings call, we believe that we can now grow revenue at or about 30% CAGR as the demand for video has accelerated and more and more businesses are using video and Vimeo to help grow their businesses.

On gross margins, we believe we can get to north of 75% in the next few years as we continue to invest in our technology stack and benefit from the cost efficiencies that come from scale.

On operating expenses, we plan to further increase our investment in R&D and sales and marketing, as we just mentioned, to maintain and increase our leadership position. So we don't expect to be EBITDA positive this year. But in 5 years, we believe we can get to a 20-plus percentage margin.

Hopefully, that gave you all a good insight into Vimeo's business model and financials. To reiterate, we believe that we have strong momentum in this large and growing market with low penetration. We have the leading all-in-one video platform and the technology vision and leadership to continue to lead this segment. We enable businesses to use video, right from the conception stage, through creation of a video, collaboration on it, to distribution to social media platforms, websites and e-commerce side and all the way to analytics and insights on who watched and what worked. We provide a true end-to-end video platform that is built to scale and is extremely user-friendly.

That, combined with the 3 pillars of our financial management, strong unit economics, we talked about the focus on customer acquisition efficiency and gross margins, a very disciplined approach to investments and M&A, we have the IAC DNA of being very deliberate and prudent in our investment decisions. And a strong balance sheet, we exited 2020 with $137 million of deferred revenue, which was up 63% year-over-year. We also have $300 million plus in cash on our balance sheet and $100 million revolver facility. With all of this, we believe Vimeo is extremely well positioned to be successful for the long term.

Thank you all, and appreciate you taking the time to join us today for this presentation. The next couple of slides have the GAAP reconciliations and some definitions.

Matt Anchin – VP, Communications

That's it for the presentations. We're going to take a quick break now and then, in a few minutes, transition to analyst Q&A with Anjali and Narayan. But before we do, here are a few more Vimeo customer stories.

Because of lockdown, we knew that people needed more than one webinar could do. So we thought, let's create The Morning Show. A very good morning to our extended Zendesk family and friends. The Morning Show is an online series that we created from scratch to answer the challenges our customers were facing. Two weeks later, we built the whole concept, using Vimeo to bring it to life. We were surprised how easy it was to make 14 episodes in three languages that people liked so much. There were some long hours, some stressful moments. We need more cat food! One of our core values at Zendesk is to be confident and humble. We call it HUMBLEDENT. The Zendesk Morning Show nailed that perfectly. I couldn’t believe we could create something from our bedroom that went worldwide.

We had 15 locations in three cities, and then we went online basically overnight. So we had to completely rework how we reach our clients and support our instructors. Now, our studios are film studios, our CFO is an editor and our head of operations heads up our production. We've learned, it's not about perfection. It's about making our community feel like they're still with us. That connection is helping us grow way beyond the four walls in our studio and allowing us to reach more people than we ever could before.

We plan, we produce, we perceive, and then we pivot. People want something different now. So what are you going to do now? A big part of our mission is to create a space in which culture can be shared and consumed and conversations can be had. How do we bring that magic in the virtual space? Culture evolves, institutions have got to be just as flexible as well. How do we really engage even further the audience so that they feel even more connected? That's the magic of live theater: that human connectivity will always be there. The biggest thing is that you just don't stop making work. An audience will find you no matter what.

Anjali Sud – Vimeo, Inc. – CEO

Welcome back. Narayan and I are here for our last session of our Investor Day, which is Q&A. We're going to be taking questions from research analysts. Mark Schneider, who's the Head of IR at IAC, has graciously offered to moderate. So I'm going to kick it over to him for our first question.

Mark Schneider – IAC/InterActiveCorp – SVP of Finance & IR

Great. Thank you. Our first question is going to be from Brent Thill at Jefferies.

Brent John Thill – Jefferies LLC, Research Division – Equity Analyst

Anjali, just to maybe go through your vision over the next 5 years, where you think the biggest growth drivers are in the business. And also as a follow-up, if you can just talk through the mechanics of the spin and how you think this will look. What are the next important steps that we should keep in mind going forward?

Anjali Sud – Vimeo, Inc. – CEO

Thanks, Brent. Yes. From a growth opportunity perspective, we think the biggest, most exciting opportunity is to bring the power, a professional-quality video to every SMB and every large organization or enterprise. We think every SMB that has a website or a social media account today should use video because video performs better than image or text. We think every large organization that has distributed teams, distributed partner networks, distributed stores is going to want to use the power of video to connect, teach and engage at scale for a fraction of the cost of doing it in person.

And so for us, the opportunity is to really build that simple, powerful, all-in-one software solution that brings that power in the most easy and frictionless way to these organizations. And we're very focused on investing primarily in our product but also in our go to markets that we can both deliver this solution and make sure it's in the hands of every business.

Narayan P. Menon – Vimeo, Inc. – CFO

Brent, just to add to what Anjali just said, we believe this market is huge, about 1 million enterprise customers and 300-plus million SMBs, adding up to about $70 billion in TAM. If you think about it in a different way, as we heard from Anjali, every professional, every team and every org being a potential customer, you're talking of knowledge workers of about 1 billion. And there is no reason why every one of them cannot use video. And we are best positioned to solve this, and that's what makes it super exciting for us. That's the reason why we are investing heavily to actually capture this opportunity as well.

Anjali Sud – Vimeo, Inc. – CEO

And spin mechanics.

Narayan P. Menon – Vimeo, Inc. – CFO

Yes. I can take the question about spin mechanics. In terms of the spin, IAC currently owns about 140 million shares of Vimeo. That's about 88% of Vimeo's outstanding stock. When the spin happens, as and when the spin happens, every IAC shareholder would get 1.6 shares of Vimeo. So IAC has about 86 million shares outstanding, so 140 million over 86 million, that's the 1.6 math there. So every IAC shareholder, post spin, will have 1.6 shares of Vimeo. They will continue to have 1 share of the new IAC, which is the current IAC less Vimeo.

In terms of the timing, as Glenn mentioned in the last meeting -- last earnings call, we have filed the S-4. We have responded to the queries from SEC, and we expect to have another filing in the next week to 10 days. After that, we will be shipping the shareholders -- mailing the shareholders. And within 30 days, we will have a shareholder vote. And if everything goes well, we would be -- Vimeo would be spun off as an independent company, and we expect all of that to happen sometime in mid-May. So that's the current time line.

Mark Schneider – IAC/InterActiveCorp – SVP of Finance & IR

Great. Our next question, we will go to Cory Carpenter at JPMorgan.

Cory Alan Carpenter – JPMorgan Chase & Co, Research Division – Analyst

Great. I had a two-part question on product. Maybe first, could you talk about how you're thinking about the product road map this year to support your priorities that you outlined around enterprise and simplification? Do you feel like there's any gaps that you still need to fill there?

And then secondly, just as we think about customers that are upgrading from free to pay or maybe upgrading within the paid tiers, what are the products behind the paywall where you're seeing the most demand and really driving this upgrade?

Anjali Sud – Vimeo, Inc. – CEO

Thanks, Cory. I can take that. So from product priority perspective, as I said in the presentation, we really have two. One is to make video and Vimeo a daily habit within organizations, and then the second is to radically simplify video for SMBs.

I'd say from a gap perspective, on the enterprise side, we definitely have a huge opportunity to expand our product suite and use cases. Today, most of what we really offer is the ability to securely livestream in high-quality in town halls or marketing events, and we're seeing incredible traction, obviously, from that. But we also know because we've had customers knocking on our door since the pandemic that there's a need for video to proliferate across every department and every team, and so you will see us invest resources in our road map this year to launch new features for organizations to use video.

I'll give you some examples. Corporate video library to make sure that all the video content that any organization has is really housed in one place, easily searchable by anyone within an organization. Rethinking the webinar experience. Many, many people are doing webinars today and most still find it too boring, and we think there's a way to make it more engaging and intuitive. Expanding our team's functionality, using screen recording to help more employees share information through video in their day-to-day. So there's quite a bit of opportunity, I would say, within our product suite, which we think is going to help us both land and expand within an organization in the future. And in general, I'd say we're really thinking about that is how do we have that expansion happen in a very organic way within organizations so that we're not relying on our sales force to be doing that selling for us. So that's probably the biggest on product priorities.

On the SMB side, we've talked about just simplifying video even further. Today, we have a Vimeo Create app that lets you easily make video content in a couple of clicks. We are just going to be constantly innovating that offering so that the quality of the video and the output gets better and better and better and the level of efforts and the input gets lower and lower and lower. And how do we actually use our data to help different businesses, whether it's e-commerce or real estate, different verticals really experience the power of the tools. So that's really on the product side.

In terms of the conversion and upgrade mechanisms, so I think of it in two ways. One of the biggest features that we see help unlock our free users to convert in the first place is being able to create content. The creation of content is a big barrier. So things like our Create app or Vimeo Create app, being able to record your screen and send a video message, those actions are really the things that we found activate a free user to get them to be paid.

From there, the way we tend to move our users and subscribers up tiers is unlocking more advanced functionality. Some examples would be livestreaming, advanced marketing tools, the ability to capture e-mails within a player, put your customization and branding, add calls to action, privately and securely share content or create a video portal, those are all the mechanisms today. Tomorrow, we see even more mechanisms. You'll see us do things as we expand our product suite. You'll see us look at per-seat pricing, for example, so that we can actually use the number of seats or the size of your team as a way to move people up tiers. But even what we have today, we see, I think, about 25% of our self-serve subscribers move up tiers from those other features I just mentioned.

Narayan P. Menon – Vimeo, Inc. – CFO

Yes. The one other thing that I would add to that, Cory, is that almost 60% of our self-serve customers started as free customers or as a -- from the free base, so we have an established freemium conversion process that we have seen to be holding from historic times. And Anjali just talked about the 25% to 30% of paid customers do migrate over time to higher tiers. And even on the enterprise side, we see a significant portion of our new customers coming from either free base or from the self-serve plans. So we are seeing significant migration upwards from free through self-serve to enterprise.

Mark Schneider – IAC/InterActiveCorp – SVP of Finance & IR

Our next question will be from John Blackledge at Cowen.

John Ryan Blackledge – Cowen and Company, LLC, Research Division – Head of Internet Research, MD & Senior Research Analyst

Great. A couple of questions on Enterprise. How should we think about the growth in Enterprise adoption in the coming years? And would you expect Enterprise to grow above the long-term sub and ARPU CAGR that you just laid out? And then could you talk about the number of sales people addressing the enterprise opportunity and maybe the structure of the sales force? Is it kind of the hunter and gatherer type of structure?

Anjali Sud – Vimeo, Inc. – CEO

Yes. I can answer the first part. And Narayan, I'll let you take the second. From a growth perspective, today, our Enterprise business, I think we've shared, is around 25% of our revenue, growing quite fast. I think the last 2 quarters, over 100%. And so we do expect the growth of our Enterprise business to be the fastest growing and to outpace overall growth for Vimeo. And we think that growth is going to come both from new customer growth, right? We have under 4,000 customers today. We have over 1 million potential enterprises out there as well as ARPU, as we mentioned, as we expand that product suite, our ability to then expand the organization. So I think you'll see, we think, strong growth, and that -- it will be driven by both volume and price.

Narayan P. Menon – Vimeo, Inc. – CFO

Yes. Thanks, Anjali. On the sales motion side, we are typically mostly an inside sales. So 90% to 95% is coming from inside sales. And within that, I would say, even mix of internal leads versus external leads or outside leads. The typical sales motion would -- prospective for a customer would be -- the first touch would be SDRs, or sales development reps. They would either be fielding an inquiry or reaching out directly to a potential customer, and they would do the initial qualification. They would size the opportunity and hand that over to an account exec who would actually close the transaction. Once the transaction is closed, that customer would be supported by an account manager who would be responsible for onboarding the customer, making sure that the customer is successful but also for the renewals and upgrades throughout the cycle. So we have a fairly streamlined process, starting from the SDRs to an account exec to an AM.

In terms of the size of the organization, we had about 75 seller -- AEs and AMs as we exited 2020. We plan to double that over the current year, and we expect that growth to continue into the future as well. So we are investing significantly in the sales and marketing. And there are areas that we haven't really addressed. We hired our first account team in Asia Pac earlier this quarter, so we still have opportunities to grow there.

Anjali Sud – Vimeo, Inc. – CEO

Yes. And I would just add one other thing, which is in the world of enterprise software, there's a wide range of the types of sales motions that exist. We tend to think of our sales motion as quite transactional. We have a 30-day sales cycle and fast ramp times. It's -- and this is complex technology. But I think partly because of the ease of our UX, that consumer UX. People know the Vimeo brand. And the way that we've actually gone about selling, we are able to sort of, at high velocity, land customers. And as I said, I think the bigger opportunity is really going to be how we expand from there. But I would just keep that in mind what we don't have the typical sort of -- you're bringing in extremely expensive sales reps, and it takes 9 months to ramp and another 9 months to do a deal. It's a very different environment, which we think is an advantage.

Mark Schneider – IAC/InterActiveCorp – SVP of Finance & IR

So for our next question, we will go to Ross Sandler at Barclays.

Ross Adam Sandler – Barclays Bank PLC, Research Division – MD of Americas Equity Research & Senior Internet Analyst

Great. Question on pricing and then a question on gross margin. So the 15% ARPU that you're forecasting in the long-term plan, how much of that comes from tiering customers up versus raising prices within the tier? And is there room to raise prices within your tiers?

And then on the gross margins. I guess any color on what's driving that 10-point increase over the last 6 quarters? And then as you project forward another 5 points in the long-term plan, what's driving up the gross margin? Is that mix shift to enterprise? Or any other color there would be helpful.

Narayan P. Menon – Vimeo, Inc. – CFO

Sure. On -- let's take the ARPU question first. There are a couple of things going on there. We talked about this. We do see self-serve customers migrating over to higher-paid tiers over time, so we do see the ARPU of self-serve customers going up over time. And on the Enterprise side also, you have seen our NRR. So we do see increased ARPU coming from both Self-Serve and Enterprise. In addition to that, we have the mix of the enterprise customers becoming larger over time, and the ARPU of an enterprise customer is almost 100x that of a self-serve customer. So as the mix of enterprise customer grows, our overall ARPU grows. We are not factoring in any pricing increase or anything like that in our current model here.

In terms of gross margins, I think there are a couple of big things there. Over the last year, as you said, we have increased gross margin by about 10 percentage points. There is a lot of infrastructure work that has gone into optimizing and tuning our platform to make sure our delivery is very efficient. We have also gotten benefits from scale and better pricing from our partners, so both of them added up to the 10%. We do similar -- we expect similar efficiencies as we go into the future as well, maybe not as much, but we do expect our gross margins to continue to grow. We have dedicated engineering teams focused on making sure that the platform and our infrastructure is scalable and is optimized, and we continue to get -- gain benefit of scale.

The other thing is also, as you mentioned, the mix of Enterprise. As Enterprise, there are much higher ARPU with a higher gross margin profile. And as the mix grows, we get to see the benefit from there as well.

Mark Schneider – IAC/InterActiveCorp – SVP of Finance & IR

So for our next question, can we go to Brian Fitzgerald at Wells Fargo?

Brian Nicholas Fitzgerald – Wells Fargo Securities, LLC, Research Division – Senior Analyst

Maybe a follow-up on the enterprise motion. Just wondering if you could talk a bit about the prioritization of opportunities there. I think you have 60% of the Fortune 500 with at least one Vimeo seat. And so how do you figure out where the focus is in the funnel, if you will, on that? And how many organizational domains are you targeting on the enterprise side within the next 12 months? You mentioned Starbucks, I think, recently, as a great example of an enterprise win that flipped from self-serve. So if you could walk us through the dynamics there, that would be great.

Narayan P. Menon – Vimeo, Inc. – CFO

Yes. Let me take a shot at that. So in terms of growing our logo, so to say, we are very laser-focused on growing our logos, and some of the big logos that we have attracted over the last couple of quarters is testament to that effort. We don't have a specific goal that we are going to talk about in terms of how many logos we would end 2021 with, but you can assume that significant growth coming on the logo side.

In terms of focus, as Anjali mentioned, we have a fairly short sales cycle. Most of our deals close within 30 days once it becomes an opportunity. So -- and our demand, fortunately, has been very high. So we are kind of trying to get as many of these big customers where we feel that Vimeo can really solve their needs and trying to focus on getting them to be successful and building franchisees over time. So that's our focus.

Anjali Sud – Vimeo, Inc. – CEO

Yes. And just to add a little bit more color there. On the focus side, I sort of think of it in 2 buckets. There's how do we land within more organizations by attracting as many employees as possible. And so you're seeing us do things like launch a screen recorder tool, Vimeo Record, which we did a couple of months ago. It's a free tool. And there, it's just literally we want to be in all organizations. And it's interesting, I think, so far in just the first few months, we are seeing tens of thousands of companies use that tool for free. And then it's about increasing the adoption and the frequency. So that's where you'll see us add more features, expand teams functionality.

And then from there, it's really about having a very sort of sticky base within the work, and that's where you'll see things like our corporate video library play a role. And so I think like any good strategy, we're really approaching it with a view of how do we go from free to more usage to then move up and expand that NRR over time. I think we have the right products and features in our road map. I think we have an excellent track record of delivering on those features and delivering on our road map, so we're being ambitious. We're trying to do all of those things that we can be that single corporate video solution, and I think we're well on track.

Brian Nicholas Fitzgerald – Wells Fargo Securities, LLC, Research Division – Senior Analyst

And maybe a quick follow-on, if I could, Anjali. You've mentioned the NRR there. And I think over the past 4 to 5 quarters, it was about 80% back in 2019. You exited at 110%. Could you unpack the drivers of that a bit? Is it -- are you seeing bigger change in churn or in ACV momentum for those you retain and how sustainable it is as we open back up?

Anjali Sud – Vimeo, Inc. – CEO

I'll say in terms of sustainability, obviously, we're lapping COVID right now. It's hard to predict. What I can tell you is, yes, you look at that NRR movement, and it was substantial but also because we launched Vimeo Enterprise in August of 2019, very early. We're in a very early stage of the product. And I think it's good when you see that kind of movement means that we are -- we're getting product market fit, and then we're optimizing and iterating from there.

What I can tell you is, again, if you look at the use cases today, they're still fairly narrow, and they're still really 1 or 2 departments. Where we're expanding NRR is usually company X will use us for one use case like town hall, livestream town halls in their U.S. office, and then they move to U.K., Canada, Italy, and that will be how they expand. Or it will be some -- a company is using us for one use case like livestreaming town halls, and then they move to a second use case like HR onboarding and training.

If you think about our ambitions and what we're building in terms of the capabilities, there should be lots of room on NRR. We think we can get to best-in-class SaaS NRR. The question is how long will that take us, and that's really, really hard to predict. But we certainly feel like we have good validation. Again, we're not we're not sort of whiteboarding in thin air what we should be building. These are real needs that customers are asking for, and they are very clearly signaling that they would pay for. And the digital transformation, for better or worse, it's here. And so we just need to meet that demand.

Mark Schneider – IAC/InterActiveCorp – SVP of Finance & IR

Great. Thanks. For our next question, we'll go to Justin Patterson at KeyBanc.

Justin Tyler Patterson – KeyBanc Capital Markets Inc., Research Division – Research Analyst

Great. Anjali, you mentioned starting with users is one of your core principles, and as you're saying, companies ask for new use cases. I'm curious to know just how much those customer conversations shape the product road map. And related to that, how do you think about the initial benefits from this product cycle? Is it more about expanding the registered member funnel? Or is it more about driving subscribers and ARPU?

Anjali Sud – Vimeo, Inc. – CEO

In terms of how much sort of the voice of the customer helps drive our decisions, I think it's significant but in the right way. So we do a lot to listen to customers. We survey customers at scale. We talk to customers one-on-one. We have panels. We do UX research testing, both before we decide to kick off a project and also during the entire process. We also have the benefit of data at scale, right? We can analyze what people are actually doing on the platform, which helps us make good decisions. So all of those are inputs in our process.

I'll also say we don't just build what customers ask for. We know and we've learned that, oftentimes, customers might not know what the solve is, but they just know what the need is. And we do try very hard when we make product decisions. We really ask ourselves a couple of questions. Is this a mission-critical problem that needs to be solved? Can we, Vimeo, solve it? And can we solve it better than anybody else? And those criteria are very important when we set out to do something in our road map. So that's kind of the way we think about the voice of the customer, so very, very important. But also, we're not just building exactly what folks ask for. I think that would prevent us from being as innovative as we hope to be. We want to exceed the expectations and sort of go beyond them.

In terms of where I see the road map driving growth, it is both. It is both activating that free base and getting people to create content for the first time. I gave the example of Vimeo Create or Vimeo Record. We are investing in both of those products significantly this year to improve and optimize them so that we can get more people creating content. And then it's that sort of more advanced set of features that we're looking to build to help move people up tiers.

And listen, I think the way we think about the sort of trade-off -- there are always trade-offs and focus, but we have the benefit of hundreds of engineers and some of the best video engineers in the world. We have the benefit of plenty of capital, and I think we're very focused on the users we're going to serve and the problems we're going to solve, SMBs and enterprises. But then within that, we are going to be as ambitious as we can because the market is now. I mean the market is literally coming to us. We see the demand, and we want to take advantage of it.

Mark Schneider – IAC/InterActiveCorp – SVP of Finance & IR

Great. Our next question will be from Youssef Squali at Truist.

Youssef Houssaini Squali – Truist Securities, Inc., Research Division – MD & Senior Analyst

Excellent. Congrats, guys, on the next stage of development. So 2 quick questions. One, so I'm listening to the story. I'm listening to the $70 billion TAM, the short sales cycle, 30 days. I'm listening to you planning on doubling your sales force. All that tells me that your growth rates should, if anything, continue to accelerate. So -- yet we're still talking 30% growth, which certainly is much better than the 20% to 30% that you guys used to speak to. So that's positive. But maybe, Anjali, can you just address the gating factors to growth beyond kind of what you've spoken to earlier? Is it just awareness? Does it require maybe more marketing push on your behalf, et cetera? And considering your LTV to CAC, your high LTV to CAC, does it make sense to actually lean in more aggressively?

And second, which is somewhat related, you also mentioned M&A, potentially, as an area of growth. Maybe can you speak to what areas of M&A are you looking for? Is it a product gap? Is it functionality? Is it geo expansion, et cetera? Maybe just help us understand your -- what you meant by that comment.

Anjali Sud – Vimeo, Inc. – CEO

Thanks, Youssef. So on the growth side, I think there are no inhibitors to our growth. It is just straight up execution, and there's only opportunity. The reality is we are going to be lapping COVID, and we know that there was a very big bump and spike up in literally this time last year in usage and demand. It is very hard to predict how that's going to play out. There are tailwinds. There are also headwinds. And what I can tell you is we don't see any areas of concern. We're watching very carefully. We're looking at opt-out and churn indicators. We're looking at product usage and engagement. And our pipeline is the strongest it's been, so lots of reason for optimism. But we're lapping COVID, and that's obviously going to put some pressure on our growth rate. So yes, we do expect that the growth rate in 2021 is going to decel between Q2 through Q4, probably bottoming out in Q4. And then we expect to reaccelerate from there in 2022 as a lot of the investments I'm talking about really show up.

One of the things to remember about our business, because we are both SaaS and because we are primarily annual plans, revenue is sort of an output that comes from those bookings. And so that's just a natural kind of, I think, reality of what we face. We very much hope that it turns out differently, but I think this is sort of the right expectation to set.

And then on M&A, I think, Narayan, you should jump in here, too, but what I will say is we've obviously used M&A in the past, I think, effectively over the last 3 years. It's what's allowed us to really pivot our strategy and our product. We will certainly be looking to utilize it in the future, and I would say it's in a couple of buckets. It's looking to acquire talent or IP that we don't yet have. No major product gaps I would call out today that we don't think we can build. But again, we're building for a future, and we're thinking about the market in terms of decades, not years. And so there may be opportunities, and there are definitely a couple of areas we're looking at. And then there's opportunities to expand our TAM, right? There are whole areas within video that we are not focused on today but that we see opportunity, and so that's another area where you'll see us look at M&A.

I don't know if you want to add anything.

Narayan P. Menon – Vimeo, Inc. – CFO

Yes. No. I think you hit it on the head. Increasing TAM, increasing market share in the existing markets that we are in and tech and talent, opportunities where we can significantly accelerate our speed to market and accelerate our growth, those are the things that we would be looking to do -- use inorganic methods to increase our growth.

Mark Schneider – IAC/InterActiveCorp – SVP of Finance & IR

Great. So our next question, we will go to Eric Sheridan at UBS.

Eric James Sheridan – UBS Investment Bank, Research Division – MD and Equity Research Internet Analyst

Maybe 2, if I can. When you think about the longer-term model you laid out, is there sort of an optimized mix between the enterprise piece in the SMB free side of the equation when you think about solving for some sort of mix of the business for the long term? And then clear messages on investing for growth today. But obviously, you laid out a broader long-term margin goal. Can you talk a little bit against that margin goal? How much of it is mix versus how much of it is scale in terms of what we should be monitoring in the years to come?

Anjali Sud – Vimeo, Inc. – CEO

Do you want to take that?

Narayan P. Menon – Vimeo, Inc. – CFO

Yes. Let's start with that, the long-term margin and investments. As Anjali talked about, we see significant growth opportunities, so our priority is to make sure that we build a company for the future, for the long term. So we will continue to invest as long as we feel that we have opportunities to invest and get a better ROI over the long term. Especially on sales and marketing, we saw the -- our unit economics on acquisition, extremely healthy. So as long as we continue in that range, I'm very comfortable investing in sales and marketing to build our portfolio and our reach to our customers over the long term.

So for the immediate -- for 2021, as we said, we are not going to be profitable. We are going to continue to invest, and that would probably continue into 2022 as well. We are not in any immediate need. We are well capitalized. We have a very strong balance sheet, so we will continue to invest there.

Over time, there are 2 or 3 things that really drive our long-term margin profile. Gross margins, we talked about that. We have increased gross margins by about 10 percentage points and added real incremental gross margin dollars into the bottom line, so we can continue to optimize gross margins. On product and technology, we'll continue to invest, and we'll continue to invest in sales and marketing based on unit economics. On the G&A side, we do expect to see efficiencies as we scale, as G&A can be a lot more efficient once we scale to a higher revenue run rate. So all of these things would help us get to that 20% EBITDA margin over the next 5 years or so, roughly. But think of it as gross margins, efficient capital allocation on R&D and sales and marketing based on unit economics and increased efficiency on G&A, helping to get to us -- get us to the 20% gross EBITDA margin.

The first question, Eric, can you repeat that again? Sorry.

Eric James Sheridan – UBS Investment Bank, Research Division – MD and Equity Research Internet Analyst

Just on sort of mix in the business, like how should we think about the mix of the business sort of evolving in the next few years? You kind of answered it a little bit in the gross margin question. I think Ross asked it sort of from that dynamic as well. Just kind of interested for like what you're trying to solve for versus -- obviously, there'll be elements of that, that are out of your control.

Narayan P. Menon – Vimeo, Inc. – CFO

Yes. We're not really trying to solve for a mix of Self-Serve and Enterprise business. That's not really what we are trying to do. Enterprise has a really great set of high-value customers. We still have a very low penetration, so we see that as a huge opportunity. Self-Serve, similarly, large opportunity, 300 million-plus SMBs. We have a very feature-rich product at a very low cost, which they find very extremely attractive. So we see both of these as large opportunities for us to grow.

The neat thing about what Vimeo has is that we -- both on our product side, we have significant synergies across what we deliver to both self-serve customers and enterprise. Most of them need similar capabilities and functions and features. Enterprise customers, obviously, need higher features, but there is a basic set of features that they -- both customer segment needs. So whatever development that we do actually solve for both customer segments. And similarly, on the go-to-market side, as you saw, we have a very efficient funnel all the way from self-serve -- free users to self-serve to enterprise. So we see significant synergies, both on the product and development side as well as in go-to-market side, which really separates us from the rest of the competition and really puts us in a very, very, very good place, being able to solve the customer needs for both self-serve customers and enterprise customers.

Anjali Sud – Vimeo, Inc. – CEO

Yes. And just real quick, just to add a couple of quick points there. 25% of revenue today is Enterprise. We do see Enterprise growing faster than Self-Serve, so we expect that percentage to increase. And we expect it to increase next year and the year after that and the year after that. Again, where we end up, who knows. It's not a goal seek for us. But certainly, I would expect that the percentage will increase.

And then just on the margin profitability side, as Narayan said, we don't see any reason to be profitable today. We do, I think, have a very good discipline, thinking about the underlying drivers of profitability and margin and unit economics.

And the other thing, I think Glenn called this out on our earnings call, but just to highlight also just the dynamics of our business. If you look at our free cash flow, we are generating significant free cash flow. We generated real incremental margins in 2020. We'll do it again this year, so I think that's another way for folks to think about our business to help sort of feel good about the health of the business as we are in investment mode.

Mark Schneider – IAC/InterActiveCorp – SVP of Finance & IR

Next question will be from Ygal Arounian at Wedbush.

Ygal Arounian – Wedbush Securities Inc., Research Division – Research Analyst

I'm going to ask one on the enterprise side and one on the SMB side. So first, on the enterprise side, what do you think you guys are really trying to replace, product-wise, as you grow your penetration of that market? Or are you often just trying to solve new problems for enterprise companies that they don't currently have a solution for?

And then in the presentation, you did talk a little bit about some of the key things that SMBs are using Vimeo for. But maybe just a little bit more color around what are the key features that are being used the most, most important to the SMBs that you guys are offering right now? And what are the things that they're specifically asking you guys for the most?

Anjali Sud – Vimeo, Inc. – CEO

Yes. So on the enterprise side, what we're looking to replace, I would say, for the most part, is every way that an organization communicates today is either through in-person or text or chat or e-mail. And we think that video is a more engaging way to communicate in each of those touch points in certain environments. And so it's less that we think that video will fully replace all forms of communication, but more that we think video can amplify pretty much every touch point you're having. And that goes from everything, from you want to do a town hall, even in a world -- imagine a world where everyone is back in an office, unlikely to happen. But let's just say, 100% of people are back in offices. There are still going to be people that are working from home or traveling that day, and they want to be able to access your town hall.

You have companies, large Fortune 500 companies that have stores all around the country or all around the world. They're going to want to train people. Are they going to send someone and have to fly someone for an in-person training every time? Once they do and invest in a training, aren't they going to want to archive that and share it with others? So we just think of it as it's a more engaging, real-time way to feel connected, and it amplifies all the different communication points that businesses have and often allows you to do that at scale at a fraction of cost, which is a great ROI for organizations when they think about their software budgets.

On the SMB side, I would kind of bucket it into creation of content. Again, that is, for the most part, most SMBs are not using video today, and it's because it's just literally too hard. They think of creating a video as, "I have to have a script and a crew. And it's going to take me 3 weeks, and I have to spend thousands of dollars of freelancers and then edit it in like advanced software. And then I'm going to put it on my Instagram for a shelf life of 3 days," like that doesn't make sense. And so the biggest sort of way for us to engage with those SMBs initially is just get them creating content and get them to see how easy it is. It's -- we want it to be just as easy as if you were just typing text in a post. So that's really the sort of first piece.

And then from there, what we see is SMBs creating different kinds of content, so not just a social media video,post or ad but then a product demo for their website or a customer support tutorial video or content for their blog. And then there, it's about not just helping them create the content but publish, distribute that content, understand and interact and actually acquire customers. So those are marketing tools, things like being able to capture leads in the player, put calls to action, sell products, all of that.

And then the last piece is analytics. Most small businesses today, it's hard enough to use video and then to understand if it's actually working and driving their business, extremely complex. And so we think we can really demystify that as well and really prove the ROI that they will get, which will then encourage them to use video more.

Ygal Arounian – Wedbush Securities Inc., Research Division – Research Analyst

That's really helpful. Can I -- maybe just a follow-up on the enterprise side. So when those enterprises that you're winning business from, from town hall use case and storing into video library, are they using other solutions right now? Or are they just not doing those things and are now realizing, hey, we need to start doing that more, and Vimeo's an option?

Anjali Sud – Vimeo, Inc. – CEO

Yes. It's -- I would say mostly the latter. So for the most part, most companies, even the largest organizations in the world, you look at some of the logos we've talked about, were not really using video a year ago. And everyone, if you talk to them, they would say, "Oh, video is like definitely something that's going to -- it's a need -- it's nice to have, but it's not a need to have yet." And everyone's sort of been preparing for a digital transformation without really committing to it. The pandemic changed that, very clearly changed that. And you heard from some of our customers today, Deloitte, Nike. And you've got whole teams now and leaders within these organizations whose job is to literally make that transformation happen.

So I would say, for the most part, it really is just adopting video at scale for the first time. There are instances where it's less that there's already an existing solution and more that we see organizations trying to hack other software that wasn't designed for this use case, so they'll try that and then say, "okay, that doesn't work." A great example is like using a traditional video conferencing tool to broadcast a large event in TV quality. That's—video conferencing isn't designed—those are designed for meetings, not for large broadcast events. And so we do—did see a lot of enterprises kind of start by trying to use something and see it didn't really work and then come to us and say, "Okay, we need sort of a fuller solution."

Mark Schneider – IAC/InterActiveCorp – SVP of Finance & IR

Our next question is from Dan Salmon at BMO.

Daniel Salmon – BMO Capital Markets Equity Research – Analyst

Great. So very clear today on the enterprise SaaS video opportunity. I wanted to ask a little bit more. How do you think about Vimeo as a consumer brand? Is it strictly for priming free users and then to your funnel? Or is there something more than that potentially?

And then second, any thoughts on adjacent forms of content like audio?

Anjali Sud – Vimeo, Inc. – CEO

So in terms of the consumer brand, I think of it as we are a B2B software company that operates at consumer scale, but we do not build tools to solve consumer needs. And that -- we do have to focus, and those needs are different. We talked about how we actually see some very similar needs between the SMB and the enterprise. Both the smallest company and the largest company need to use video to communicate externally. And so that's an example where there's clear synergies, and we can address multiple segments.

On the consumer side, it becomes a very different game. And so we're not focused on building products for consumers. At the same time, to your point, we do have consumer scale. We have a lot of consumers on the platform. And the way I think of it is, it does help us fuel our funnel because you might start as a consumer on Vimeo, and you might be attracted to us because of that intuitive consumer UX, but you also work at a company. You're also a knowledge worker. And then that might attract you to use video more, and then you can actually become someone that helps get Vimeo into an enterprise contract. And so I think of it as like we need to lean into that consumer UX and intuitive UX needs to lean into the fact that people know and trust us from a consumer perspective as a brand and are more likely to, therefore, try and adopt our tools. But we do have to be very rigidly focused, I would say, on our road map in terms of who we serve. So that's the perspective on consumer.

And then the second question was -- remind me again.

Daniel Salmon – BMO Capital Markets Equity Research – Analyst

Audio, other forms of content.

Anjali Sud – Vimeo, Inc. – CEO

Yes. You will see us certainly partner in terms of really bringing, making sure that the full kind of experience is as great as it can be. We don't have any near-term plans for us to build ourselves and go deep into other formats. And honestly, that's not because that's something that's off the table in the sort of long term. It's more because we see so much opportunity in video. It's where our expertise is. We don't -- we think that there are very few platforms out there that can actually do what we do in video, and there's so much room to go. So I would expect to see us very, very focused in terms of what we actually build ourselves on video, but you will also see us be smart in who we partner with to make other parts -- other formats complementary to the experience. When I mentioned webinars, like we want to rethink the webinar experience. If that means we have to be partnering with other companies to make the whole thing great, we'll do that.

Mark Schneider – IAC/InterActiveCorp – SVP of Finance & IR

Our next question will be from Nick Jones at Citi.

Nicholas Freeman Jones – Citigroup Inc., Research Division – VP & Analyst

Great. You both mentioned this large TAM. And video, it's just very early by enterprise and SMBs in terms of adoption. I mean what are the kind of the friction points to get people onboard? I think you mentioned just kind of the effort to get a video online and with the proper quality. But what -- I guess what would Vimeo's share be of those who are using video? Is the biggest competitor kind of YouTube because people kind of go to that as an easy solution? And I guess what misconceptions are out there that they can be fixed that make it more apparent that Vimeo is a better solution for video?

Anjali Sud – Vimeo, Inc. – CEO

Yes. I'll take a shot, and then, Narayan, please feel free to jump in. I've said this before. The biggest competitor, whether it's a small business or an enterprise, has been not using video because video is too hard. And that really is the case. And so that is why we're so focused on the simple solution and getting in the hands of others. And it's true. If you talk to most -- and we've surveyed, and we've shared this information publicly. If we talk to most small businesses, they all -- again, they think they're like, of course, video is more engaging. Of course, I want to use it, but it's not something that they feel like is within reach. So that is really the biggest competitor. Where among businesses that use video today, I would say, the biggest sort of alternative is a YouTube. It's a free alternative with significantly less robust capabilities, but it's free. And there, we've talked about this before, but we really think and increasingly see the differentiation between a social media platform or destination like YouTube, where that -- yes, you can use the player for free. But literally, there's ads on the player. You can't control what shows up. And actually, there's clicks back to YouTube, because YouTube wants to keep content on their platform.

We increasingly see, even the smallest business, they want to act like a big business, as Mark said in our presentation. So they want control over their brand. They want to own the customer. They don't want ads. They want to distribute that content. Yes, they want it on YouTube, but they want it on Facebook, and they want it everywhere else. And so we increasingly see the sort of value prop that we provide be quite compelling. So I think you're going to see that sea change shift even more and more.

And then just in terms of misconception, we have over a decade of brand equity that's been built up, where, today, if you survey people on the street, they're going to say they know Vimeo. They either think we're Venmo or they think we're the indie version of YouTube. Very, very few would say, "Oh, yes, that's the company that's powering your town halls. That's the company that's doing enterprise software." And that's a real barrier for us. And I would actually tell you one of the things I'm most excited about as we look to potentially be an independent public company and spin is having more of a platform to tell the world of what we do because we've been at this strategy for 3 years, but we have over 10 years of sort of a misconception to fight. It's a good challenge, and hopefully, a great opportunity.

Narayan P. Menon – Vimeo, Inc. – CFO

Yes. I would just add to your question about the TAM, Nick. What we are seeing is that there is more and more demand coming from both small businesses and large enterprises. What's preventing them from adopting video is the fear of the video, as we talked about. But what gives us great confidence is, one, the demand continues to be strong; and second, the customers who have adopted video over the last year or 2 years tell us with absolute certainty that video is going to be part of their solution going forward. Whether people go back to -- go back from the remote work to offices and small businesses open up again, video is going to be -- continue to be a part of the portfolio of things that the businesses would use to communicate to their customers or to their employees. So it's going to be less of a binary choice between video or no video. I think we believe strongly that video would be part of a solution for all businesses, small and large, to reach their customers and employees.

Mark Schneider – IAC/InterActiveCorp – SVP of Finance & IR

Our next question will be from Kunal Madhukar from Deutsche Bank.

Kunal Madhukar – Deutsche Bank AG, Research Division – Research Analyst

And I'm sorry. I'll apologize in advance for asking 4 questions.

Anjali Sud – Vimeo, Inc. – CEO

I'm going to write them down this time. Watch me. Okay.

Kunal Madhukar – Deutsche Bank AG, Research Division – Research Analyst

So the first one, on the enterprise side. So as you look at like your significant base of your subscribers or users that are Fortune 500 companies and the single-user instances, in how many cases are these guys like using it on a personal account basis versus an enterprise account basis? And so like the question is, in how many enterprises are you really registered as vendors that you can then expand and build on those accounts?

Anjali Sud – Vimeo, Inc. – CEO

Yes. We can answer that one first. So we've shared nearly 70% of our -- of the Fortune 500 are on Vimeo today, the vast majority free and self-serve accounts. And what I would say is we're very early in our ability to automatically know that a user is sort of a corporate domain and then to be able to immediately, in a very scalable and automated way, feed that user over to a sales team. That's a big opportunity for us. We shared, I think, that 65% of our enterprise customers today come from that base. That is mostly those customers reaching out to us. They're raising their hand as opposed to us being able to identify them and then going and nurturing them, and so we do have a big opportunity to kind of connect those dots. That's a huge priority on our road map.

And a lot of actually our teams functionality and the work that we're doing to invest in teams is designed to unlock that. Because then we can -¬it's a good signal, right? If we see somebody that has a corporate domain in their user name and then they're adding a team member, there's sort of a natural way to kind of qualify them and then move them up. But you will see us do quite a bit in the next year to get sort of more refined there.

So I would say we're quite nascent in that motion, and I think it just speaks again to the opportunity, but we're very focused on solving it. And this is not rocket science. There are many companies that have done this very well, and I think we know what we need to do to kind of make that happen.

Narayan P. Menon – Vimeo, Inc. – CFO

One thing I would add to that, Kunal, is we are in a very different kind of emotion right now. You talked about us registering as a vendor. Our typical sales cycle is about a month. What that means is that somebody is reaching out to us, and we are essentially going through a very quick process to close the transaction. We are not going through an RFP, an RFQ and registering as a vendor and getting multiple quotes and getting compared against each other. Vimeo's brand and Vimeo's functionalities and capabilities and the strength of our platform really gives us a very easy entrance into the door in almost all large enterprises.

So this goes back to the earlier question about this gives us great confidence that the market is there. Vimeo has the capability and the product market fit, and customer needs the solution ASAP.

Kunal Madhukar – Deutsche Bank AG, Research Division – Research Analyst

Great, Narayan. So actually, I would have probably -- your answer could lead to 2 more questions. So one more on the enterprise side. So as you think of like enterprises, one of the things that we typically have heard the refrain thing that we've heard is you don't get fired for hiring IBM. And Anjali just talked about how the brand recognition is there among consumers, but people oftentimes kind of get confused with like other folks. So as you think of like leveraging your existing relationships with some of the larger organizations, the sales cycle of 30 days may be too short. And it requires a really strategic thinking to kind of expand it and to look at like longer sale cycles which a lot of enterprises might require. For a full enterprise-wide solution, how are you thinking of approaching that when you kind of get to that point?

Anjali Sud – Vimeo, Inc. – CEO

Yes. I think we're thinking about it very intentionally, Kunal. I mean you will see us invest in product capabilities like easy account aggregation. So that, if we have multiple departments and teams on multiple contracts, our sales team has a really smart and easy way to aggregate. You'll see us invest in our own systems and toolings that we can better identify users and move them up the chain. And yes, that may extend our sales cycle, and I think that's fine. That's great. So you'll see us -- I think we're fairly clear-eyed about the motion we have today and capitalizing on that right now but also building for a future where we do believe that, that ARPU on enterprise can be bigger and should be bigger. And so I think we're building the right teams, and we're doing quite a lot of hiring on the enterprise side. It's not just R&D, and it's not just salespeople. It's all the infrastructure around that, customer success, support, business intelligence, all of those things that you need to really be able to go after those bigger contracts.

And I will also tell you, we are seeing it today. We are seeing 6-figure deals get done. We are seeing Fortune 50 companies sign up where you have the very Head of IT or C-level executive sponsor, we are doing those deals today. And everything that I'm seeing is that even at that level, there's just an opportunity to make this process faster and simpler and more self-serve. And that's what we do. We take really complex, legacy, traditional enterprise processes, and we make them simple. And I think that's going to resonate a lot with even the largest organizations.

Mark Schneider – IAC/InterActiveCorp – SVP of Finance & IR

Thanks, Kunal. So for our next question, we will go to Yoni Yadgaran at Credit Suisse.

Yonatan M. Yadgaran – Credit Suisse AG, Research Division – Research Analyst

So 2, if I may. First, starting with your go-to-market strategy for Enterprise and specifically within your broader strategy. Any changes, structurally, that you think you might have to make that would help you drive a larger mix of those multiyear contracts that you mentioned earlier? Whether it's verticalizing your sales force, changing how you compensate account execs, bundling, changes in pricing, et cetera, I think that will really help kind of drive that mix over time.

And secondarily, as you guys are ramping your sales force in APAC, is there a need to localize infrastructure or anything around languages, whatever, beyond ramping and hiring that team?

Narayan P. Menon – Vimeo, Inc. – CFO

Yes. I'll take the first question on the multiyear deals. We are thinking about all of these things. We do believe multiyear deals would make the product a lot more sticky. The customer is a lot more successful over a period of time, so we are doing all of those things.

In terms of expansion in itself in Asia Pac, I don't see us having to make significant product changes. Video is pretty self-explanatory. It doesn't require specific language requirements as much as many other text-based products would need, so we are not expecting any significant changes that we need to make. It is more about scaling and getting to a sales motion that is repeatable and efficient. It's a new region for us. There are -¬unlike North America, it's very diverse. So we have to be -- we have to structure the sales motions for the countries and the regions within Asia Pac.

Anjali Sud – Vimeo, Inc. – CEO

Yes. I mean I would just say, I think on the like structural changes, we -- I mean we are talking about per-seat pricing. We have a whole set of pricing and packaging levers that you're going to see us test and optimize. I don't think we're optimized today. And again, as I mentioned to you, we're about to launch whole new use cases and features to bring to enterprises. So will we, right out of the gate, have the absolute perfect kind of mechanisms to monetize? I hope so. But you'll see us try different things and I think be smart about what are the things that should really be an expansion mechanism versus a land mechanism, where are the things that are table stakes that we should just be offering bundled versus add-ons. Like there's definitely a lot there that you'll see us do. And we've said that we are going to be -- today, we primarily move people up tiers based on usage or storage, and you'll see us test per-seat pricing this year. So there is still quite a lot, I think, you'll see us do there.

On the international side, generally, what we've seen is we can achieve product market fit in new regions, EMEA, APAC. We're looking at LatAm now. We can achieve product market fit. There's always some localization required.

But it's generally, I would say, relative in terms of level of effort and complexity, minimal and something that we have been able to do and know how to do, probably largely because our Self-Serve business has always been more international than not. Majority of our subscribers outside the U.S. were localized in a bunch of languages. Certainly, I don't want to pretend that there isn't work to do there, but I don't see localization of the enterprise experience or the sales motion as a major barrier for us. I think that's one we can -- we know how to execute and overcome.

Yonatan M. Yadgaran – Credit Suisse AG, Research Division – Research Analyst

Perfect. Quick follow-up on that. Just in terms of those changes that you talked about, the new pricing and features you're rolling out. Are they primarily optimized and kind of geared towards driving increased ARPU with the enterprise? Or is there also a thought towards trying to kind of lengthen and elongate the long-duration cycles of new contracts from 1 year, like you spoke about, to multiyear?

Anjali Sud – Vimeo, Inc. – CEO

I would say the #1 goal is satisfaction and utility. We are not kind of very explicitly saying, "How do we design this so that people sign a multiyear contract?" What we want is our customers to be successful. We want as many people on that account using the product and loving the product, and we believe the rest will take care of itself. And then, of course, we will capitalize in terms of signing deals, but that's not really something we're solving for. It's really much more just like how -- is the value prop so clear that it's a sale that we can make? And then are we just going to delight that account and sort of blow their socks off from a customer experience perspective?

Narayan P. Menon – Vimeo, Inc. – CFO

I think we have time for one more question.

Mark Schneider – IAC/InterActiveCorp – SVP of Finance & IR

Great. Thanks. Our last question will be from Tom Champion at Piper Sandler.

Thomas Steven Champion – Piper Sandler & Co., Research Division – Director & Senior Research Analyst

Thanks for doing all this work. It was very helpful. And I want to ask a question. I hope it's not too basic. But you've highlighted the 100x difference between the ARPU between Enterprise and Self-Serve. And I'm just curious, what are the drivers there that caused such a large gap? Is it customization? Is it a different -- slightly different product set? Or is it scale and users? And I'm just curious if that will be reflected in your reporting metrics going forward, so we have kind of a better sense of what the trends are between the 2 groups.

Anjali, one final question for you, if you could just talk a little bit about execution. It sounds like that's the issue that keeps you up at night. And how do you build processes that ensure that muscle gets developed? Any comments there would be really helpful.

Anjali Sud – Vimeo, Inc. – CEO

You want to take the first part?

Narayan P. Menon – Vimeo, Inc. – CFO

Sure. Sorry. Can you remind me the first part of the first question again?

Thomas Steven Champion – Piper Sandler & Co., Research Division – Director & Senior Research Analyst

The difference between Enterprise and Self-Serve ARPU. What drives that?

Narayan P. Menon – Vimeo, Inc. – CFO

Yes. I think there is enhanced feature set for enterprise products. There is also support. We have dedicated support for customers, enterprise customers. There is advanced security. If enterprise customers wants to reach larger audiences, all of those things go into our enterprise-class products, and that's the reason for the delta in ARPU.

Anjali Sud – Vimeo, Inc. – CEO

Yes. And by the way, I think, as I mentioned, we -- I do think there will be other mechanisms in the future. Again, like team expansion is a very classic one in software, not one we're taking advantage of today. But, yes, as Narayan said, it's support, SLAs, security. We do offer whole capabilities like monetization that's only accessible on the enterprise side. I'll give you an example and have another one, single sign-on. If you want to have town halls and you want there to be single sign-on for employees, like there's a whole lot of sort of more advanced features that we use today. I think if you fast-forward in 2 years, you will -- that answer will be a little bit different, and you'll see that reflected.

On the question of execution, yes, I mean, look, we -- I think of it as how do we -- can we walk into them at the same time, right? We have tons of opportunity right now, immediate ability to scale, but we also need to be thinking about the future and building for the future. And then we're serving multiple different segments. And how do we do that with the right levels of focus and accountability? And I would just say, in terms of some of the ways we think about it, I think you can intentionally design your leadership team and your org structure to solve for this. We actually made some changes at the beginning of this year in terms of how we, at the executive level, kind of divide and conquer so that we actually have there somebody on the team every day who wakes up and is thinking, "I've got to serve SMBs. I have to make SMB successful," and there's somebody on the team who's saying, "I have to make large organizations successful." And then we have the sort of where the overlaps between them and how do we think about that, and we have somebody dedicated to that.

And so I do think we've tried to be quite intentional in terms of how we focus our time. We put a lot of effort into accountability. We do organizational and team-level OKRs. We review them every quarter. And so I think there's a lot of good work. We have good instrumentation and telemetry on our business intelligence and data, and so I think these are all the ways that you ensure execution.

And then probably the last piece is we've learned a lot of lessons, and we're -- we can learn lessons from others. We spend a lot of time looking at other companies that have gone from self-serve to enterprise, who have a true freemium funnel. And we look at those companies and we talk to those companies, and we try and learn from the lessons that they've learned. And that can often derisk a lot of execution.

All right. I think that is it. That was our last question.

So I want to thank everybody for tuning in today. I hope it was helpful. And I hope for everybody who managed to make it through the whole thing, I hope you leave feeling as excited about the power of video and Vimeo as we are. So thank you so much.

Narayan P. Menon – Vimeo, Inc. – CFO

Thank you.

Anjali Sud – Vimeo, Inc. – CEO

Bye.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The use of words such as "anticipates," "estimates," "expects," "plans" and "believes," among others, generally identify forward-looking statements. This document may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The use of words such as "anticipates," "estimates," "expects," "plans" and "believes," among others, generally identify forward-looking statements. These forward-looking statements include, among others, statements relating to: IAC/InteractiveCorp’s (“IAC’s”) future financial performance, business prospects and strategy, including the possibility of separating Vimeo, Inc. (“Vimeo”) from IAC, anticipated trends and prospects in the industries in which IAC’s businesses operate and other similar matters. Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons, including, among others: the impact of the COVID-19 outbreak on our businesses, the risks inherent in separating Vimeo from IAC, the risks that such separation will not be completed, on the anticipated timing or at all, or that if completed, that the anticipated benefits from the separation will not be realized, our continued ability to successfully market, distribute and monetize our products and services through search engines, digital app stores and social media platforms, our ability to market our products and services in a successful and cost-effective manner, the continued display of links to websites offering our products and services in a prominent manner in search results, changes in our relationship with (or policies implemented by) Google, our ability to compete, the failure or delay of the markets and industries in which our businesses operate to migrate online, adverse economic events or trends (particularly those that adversely impact consumer confidence and spending behavior), either generally and/or in any of the markets in which our businesses operate, our ability to build, maintain and/or enhance our various brands, our ability to develop and monetize versions of our products and services for mobile and other digital devices, our ability to establish and maintain relationships with quality service professionals and caregivers, our continued ability to communicate with users and consumers via e-mail (or other sufficient means), our ability to access, collect and use personal data about our users and subscribers, our ability to successfully offset increasing digital app store fees, our ability to protect our systems from cyberattacks and to protect personal and confidential user information, the occurrence of data security breaches, fraud and/or additional regulation involving or impacting credit card payments, the integrity, quality, scalability and redundancy of our systems, technology and infrastructure (and those of third parties with whom we do business), changes in key personnel, our ability to service our outstanding indebtedness and interest rate risk, dilution with respect to our investment in ANGI Homeservices, foreign exchange currency rate fluctuations, operational and financial risks relating to acquisitions and our continued ability to identify suitable acquisition candidates, our ability to operate in (and expand into) international markets successfully, regulatory changes, our ability to adequately protect our intellectual property rights and not infringe the intellectual property rights of third parties and the possibility that our historical consolidated and combined results may not be indicative of our future results. Certain of these and other risks and uncertainties are discussed in IAC’s filings with the Securities and Exchange Commission. Other unknown or unpredictable factors that could also adversely affect IAC's business, financial condition and results of operations may arise from time to time. In light of these risks and uncertainties, these forward-looking statements may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements, which only reflect the views of IAC’s management as of the date of this letter. IAC does not undertake to update these forward-looking statements.

No Offer or Solicitation / Additional Information and Where To Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed separation of Vimeo from the remaining businesses of IAC through the spin-off (the "Spin-off") of Vimeo Holdings, Inc., a new Vimeo holding company (“Holdings”), and a merger of Vimeo with a subsidiary of Holdings (the "Merger"). In connection with the Spin-off and the Merger, IAC and Holdings intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), and have filed a joint registration statement on Form S-4 that includes a preliminary proxy statement of IAC and a preliminary consent solicitation statement of Vimeo. The information in the preliminary proxy statement/consent solicitation statement/prospectus is not complete and may be changed. IAC will deliver the definitive proxy statement and Vimeo will deliver the definitive consent solicitation statement to their respective stockholders as required by applicable law. This communication is not a substitute for any proxy statement, consent solicitation statement or any other document that may be filed with the SEC in connection with the Spin-off or the Merger.

INVESTORS AND SECURITY HOLDERS OF IAC AND VIMEO ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED SPIN-OFF AND MERGER.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. Copies of documents filed with the SEC by IAC (when they become available) may be obtained free of charge on IAC's website at www.iac.com.

Participants in the Solicitation

IAC, Vimeo, Holdings and IAC's directors and executive officers may be deemed to be participants in the solicitation of proxies from IAC's stockholders in favor of the proposed Spin-off and the solicitation of consents from Vimeo's stockholders in favor of the proposed Merger under the rules of the SEC. Information about IAC's directors and executive officers is available in the joint registration statement on Amendment No. 1 to Form S-4 which was filed with the SEC by IAC and Holdings on February 2, 2021. Additional information regarding participants in the solicitations and a description of their direct and indirect interests will be included in the proxy statement/consent solicitation statement/prospectus and the other relevant documents filed with the SEC when they become available.